UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: May 2, 2022

Commission file number 1- 33198
_________________________

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________

Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Altera Infrastructure L.P. dated May 2, 2022.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: May 2, 2022	By:	/s/ Mark Mitchell
Mark Mitchell Company Secretary

Press Release ¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯

Altera Infrastructure Reports First Quarter 2022 Results

Aberdeen, United Kingdom, May 2, 2022 - Altera Infrastructure GP LLC (Altera GP), the general partner of Altera Infrastructure L.P. (Altera or the Partnership), today reported the Partnership’s results for the quarter ended March 31, 2022.

•Revenues of $323.7 million and net income of $52.9 million, or $0.11 per common unit, in the first quarter of 2022.
•Adjusted EBITDA(1) of $169.7 million in the first quarter of 2022.

The following table presents the Partnership's Consolidated Financial Summary:

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
In thousands of U.S. Dollars, unaudited	$	$	$
IFRS FINANCIAL RESULTS
Revenues	323,655	315,734	272,754
Net Income (loss)	52,908	(87,879)	5,901
Limited partners' interest in net income (loss) per common unit - basic	0.11	(0.23)	0.00

NON-IFRS FINANCIAL MEASURE:
Adjusted EBITDA (1)	169,681	165,801	120,270

(1)Please refer to "Non-IFRS Measures" for the definition of this term and reconciliation of this non-IFRS measure as used in this release to the most directly comparable measure under IFRS.

The Partnership generated net income of $53 million for the three months ended March 31, 2022, compared to net income of $6 million for the three months ended March 31, 2021. The increase of $47 million was primarily due to oil price tariff revenue in the FPSO segment and higher day rates and utilization in the Towage segment.

Adjusted EBITDA was $170 million for the three months ended March 31, 2022, compared to $120 million for the same period prior year. The increase of $50 million was primarily due to oil price tariff revenue in the FPSO segment and higher day rates and utilization in the Towage segment.

Altera Infrastructure L.P. 1

Operating Results
The commentary below compares certain results of the Partnership's operating segments on the basis of the non-IFRS measure of Adjusted EBITDA for the three months ended March 31, 2022 to the same period of the prior year.

The following table presents the Partnership's Adjusted EBITDA by segment (1):

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
In thousands of U.S. Dollars, unaudited	$	$	$
FPSO	99,533	94,191	52,768
Shuttle Tanker	63,590	59,033	67,194
FSO	10,659	11,516	7,405
UMS	(1,760)	(2,004)	(1,695)
Towage	8,990	7,208	(2,350)
New Ventures	(129)	—	—
Corporate/Eliminations	(11,202)	(4,143)	(3,052)
Partnership Adjusted EBITDA	169,681	165,801	120,270

(1)These operating segments are regularly reviewed by the Partnership's chief operating decision maker (CODM) for the purpose of allocating resources to the segment and to assess its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA, which is defined in this release under the heading “Non-IFRS Measures." Adjusted EBITDA is also used by external users of the Partnership's consolidated financial statements, such as investors and the Partnership’s controlling unitholder.

First Quarter 2022 Compared with First Quarter 2021

The Partnership's FPSO segment generated Adjusted EBITDA of $100 million for the three months ended March 31, 2022, compared to $53 million for the three months ended March 31, 2021. The increase of $47 million was primarily due to oil price tariff revenue related to Petrojarl Knarr FPSO and Petrojarl I FPSO units.
The Partnership's Shuttle Tanker segment generated Adjusted EBITDA of $64 million for the three months ended March 31, 2022, compared to $67 million for the three months ended March 31, 2021. The decrease of $3 million was primarily due to the absence in the first quarter of 2022 of compensation received from the client on the redelivery of the Navion Gothenburg shuttle tanker and the termination of the Foinaven contract of affreightment.
The Partnership's FSO segment generated Adjusted EBITDA of $11 million for the three months ended March 31, 2022, compared to $7 million for the three months ended March 31, 2021. The increase of $4 million was primarily due to the absence in the first quarter of 2022 of decommissioning costs on the Dampier Spirit FSO.
The Partnership's UMS segment generated an Adjusted EBITDA loss of $2 million for the three months ended March 31, 2022, which was in line with the same quarter of the prior year.
The Partnership's Towage segment generated Adjusted EBITDA of $9 million for the three months ended March 31, 2022, compared to an Adjusted EBITDA loss of $2 million for the three months ended March 31, 2021. The increase of $11 million was primarily due to higher day rates and utilization.

Altera Infrastructure L.P. 2

Strategic Updates

Liquidity Update
As at March 31, 2022, the Partnership had total liquidity of $171 million, compared to $191 million as at December 31, 2021, representing a decrease of $20 million.
Financings
In January 2022, a wholly owned subsidiary of the Partnership, Altera Infrastructure Holdings L.L.C., entered into a revolving credit facility provided by Brookfield Business Partners L.P. and its affiliates (or Brookfield). The borrowings available under the revolving credit facility are $32 million and mature in June 2022.

Contract Updates
In February 2022, the Partnership signed an agreement with Energean Israel Ltd. to deploy the Arendal Spirit UMS on a 100-day firm contract with extension options.

In February 2022, the Partnership signed a front-end engineering design (or FEED) agreement with Equinor for redeployment of the Petrojarl Knarr FPSO unit on the Rosebank field west of Shetland, United Kingdom.

In January 2022, the Partnership agreed with Enauta to extend the Petrojarl I FPSO contract by one year, from May 2023 to May 2024, with an option for Enauta to extend for an additional year through May 2025.

The Knarr FPSO will cease production on the Knarr field in the North Sea on May 1, 2022, after which decommissioning activities related to the unit will commence.

Shuttle Tanker Newbuildings
In March 2022, the Partnership's final newbuilding in a series of seven, shuttle tanker Altera Thule, was delivered to the Partnership from the yard. The Partnership plans to operate this vessel off the East Coast of Canada. The Partnership has drawn down the final $63 million of the previously secured $105 million of borrowings relating to this shuttle tanker newbuilding.

Vessel Sales
In February 2022, the Partnership entered into an agreement to sell the Petrojarl Varg FPSO unit to an energy company for re-use as a production facility as part of a new field development opportunity. In April 2022, the Partnership completed the sale of the unit for $22 million.

Changes to Board of Directors and Committees
In March 2022, Carol Flaton joined the Partnership's board of directors; Ms. Flaton was also appointed as a member of the Conflicts Committee. Ms. Flaton has over 30 years of experience in banking and finance with a focus on transformation and restructuring. Since 2019, Ms. Flaton has provided financial advisory services and served as independent director for both public and private companies. Ms. Flaton has an M.B.A. from IMD (International Institute of Management Development, Lausanne, Switzerland) and a B.S. from the University of Delaware.

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the commencement of charter contracts and the employment of newbuilding vessels. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: delays in the commencement of charter contracts or changes in expected employment of newbuilding vessels; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2021. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Altera Infrastructure L.P. 3

About Altera Infrastructure L.P.

Altera Infrastructure L.P. is a leading global energy infrastructure services partnership primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Altera has consolidated assets of approximately $3.9 billion, comprised of 45 vessels, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Altera’s fleet is employed on medium-term, stable contracts.

Altera's preferred units trade on the New York Stock Exchange under the symbols "ALIN PR A", "ALIN PR B" and "ALIN PR E", respectively.
For Investor Relations inquiries contact:

Jan Rune Steinsland, Chief Financial Officer
Email: investor.relations@alterainfra.com
Tel: +47 97 05 25 33
Website: www.alterainfra.com

Altera Infrastructure L.P. 4

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
	$	$	$
Revenues	323,655	315,734	272,754
Direct operating costs	(159,206)	(167,976)	(161,841)
General and administrative expenses	(16,550)	(12,988)	(12,668)
Depreciation and amortization	(71,882)	(73,735)	(77,249)
Interest expense	(56,208)	(55,056)	(47,684)
Interest income	58	32	28
Equity-accounted income (loss)	22,262	(15,536)	19,384
Impairment expense, net	—	(116,420)	—
Gain (loss) on dispositions, net	—	(2)	—
Realized and unrealized gain (loss) on derivative instruments	10,231	3,788	13,860
Foreign currency exchange gain (loss)	1,024	(177)	325
Gain (loss) on modification of financial liabilities, net	—	(10,694)	—
Other income (expenses), net	(987)	50,864	(26)
Income (loss) before income tax (expense) benefit	52,397	(82,166)	6,883
Income tax (expense) benefit
Current	511	(707)	(982)
Deferred	—	(5,006)	—
Net income (loss)	52,908	(87,879)	5,901
Attributable to:
Limited partners - common units	45,410	(93,667)	(302)
General partner	347	(716)	(2)
Limited partners - preferred units	7,880	7,880	7,880
Non-controlling interests in subsidiaries	(729)	(1,376)	(1,675)
	52,908	(87,879)	5,901
Basic and diluted earnings (loss) per limited partner common unit	0.11	(0.23)	0.00

Altera Infrastructure L.P. 5

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
	$	$	$
Net income (loss)	52,908	(87,879)	5,901
Other comprehensive income (loss)
Items that will not be reclassified subsequently to net income (loss):
Pension adjustments, net of taxes	—	233	—
Items that may be reclassified subsequently to net income (loss):
To interest expense:
Realized gain on qualifying cash flow hedging instruments	(179)	(182)	(190)
To equity-accounted income (loss):
Realized gain on qualifying cash flow hedging instruments	(159)	(159)	(196)
Total other comprehensive income (loss)	(338)	(108)	(386)
Comprehensive income (loss)	52,570	(87,987)	5,515
Attributable to:
Limited partners - common units	45,075	(93,774)	(685)
General partner	344	(717)	(5)
Limited partners - preferred units	7,880	7,880	7,880
Non-controlling interests in subsidiaries	(729)	(1,376)	(1,675)
	52,570	(87,987)	5,515

Altera Infrastructure L.P. 6

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

	As at	As at
	March 31,	December 31,
	2022	2021
	$	$
ASSETS
Current assets
Cash and cash equivalents	171,305	190,942
Financial assets	40,796	19,400
Accounts and other receivable, net	147,049	127,453
Vessels and equipment classified as held for sale	5,800	5,800
Inventory	31,775	26,601
Due from related parties	830	978
Other assets	30,706	43,668
Total current assets	428,261	414,842
Non-current assets
Financial assets	46,018	45,740
Vessels and equipment	2,928,453	2,869,395
Advances on newbuilding contracts	—	51,918
Equity-accounted investments	243,904	237,469
Other assets	128,082	138,247
Goodwill	127,113	127,113
Total non-current assets	3,473,570	3,469,882
Total assets	3,901,831	3,884,724
LIABILITIES
Current liabilities
Accounts payable and other	190,249	249,297
Other financial liabilities	14,029	34,679
Borrowings	572,842	407,274
Due to related parties	32,485	—
Total current liabilities	809,605	691,250
Non-current liabilities
Accounts payable and other	47,501	49,253
Other financial liabilities	185,363	188,658
Borrowings	1,882,204	2,056,753
Due to related parties	820,210	797,432
Deferred tax liabilities	700	700
Total non-current liabilities	2,935,978	3,092,796
Total liabilities	3,745,583	3,784,046
EQUITY
Limited partners - Class A common units	(3,963)	(4,539)
Limited partners - Class B common units	(269,319)	(314,153)
Limited partners - preferred units	400,128	392,248
General partner	5,950	5,603
Accumulated other comprehensive income	2,473	2,811
Non-controlling interests in subsidiaries	20,979	18,708
Total equity	156,248	100,678
Total liabilities and equity	3,901,831	3,884,724

Altera Infrastructure L.P. 7

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2022	2021
	$	$

Operating Activities
Net income (loss)	52,908	5,901
Adjusted for the following items:
Depreciation and amortization	71,882	77,249
Equity-accounted (income) loss, net of distributions received of $16.8 million (2021 - $18.4 million)	(5,441)	(990)
Unrealized (gain) loss on derivative instruments	(25,373)	(162,257)
Provisions and other items	(645)	(193)
Other non-cash items	15,821	12,086
Changes in non-cash working capital, net	(50,324)	39,239
Net operating cash flow	58,828	(28,965)
Financing Activities
Proceeds from borrowings	63,195	75,000
Repayments of borrowings	(75,140)	(99,367)
Financing costs related to borrowings	—	(750)
Proceeds from borrowings related to sale and leaseback of vessels	—	71,400
Repayments of borrowings related to sale and leaseback of vessels	(2,818)	(2,881)
Proceeds from borrowings from related parties	32,000	75,000
Lease liability repayments	(3,341)	(3,392)
Capital contribution by non-controlling interests	3,000	—
Distributions to limited partners and preferred unitholders	—	(7,880)
Distributions to non-controlling interests	—	(1,750)
Repurchase of preferred units	—	(24)
Net financing cash flow	16,896	105,356
Investing Activities
Additions
Vessels and equipment	(75,387)	(156,317)
Equity-accounted investments	(1,153)	(1,172)
Changes in restricted cash	(19,649)	42,202
Net investing cash flow	(96,189)	(115,287)
Cash and cash equivalents
Change during the period	(20,465)	(38,896)
Impact of foreign exchange on cash	828	240
Balance, beginning of the period	190,942	235,734
Balance, end of the period	171,305	197,078

Altera Infrastructure L.P. 8

Non-IFRS Measures

To supplement the unaudited interim condensed consolidated financial statements, the Partnership uses Adjusted EBITDA, which is a non-IFRS financial measure, as a measure of the Partnership's performance. Adjusted EBITDA represents net income (loss) before interest expense, interest income, income tax (expense) benefit, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as the Partnership in assessing its performance, views these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenues and expenses of its equity-accounted investments. Consequently, the cash flow generated by the Partnership's equity-accounted investments may not be available for use by the Partnership in the period that such cash flows are generated.
Adjusted EBITDA is intended to provide additional information and should not be considered as the sole measure of the Partnership's performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, this measure does not have a standardized meaning and may not be comparable to similar measures presented by other companies. This non-IFRS measure is used by the Partnership's management, and the Partnership believes that this supplementary metric assists investors and other users of its financial reports in comparing its financial and operating performance across reporting periods and with other companies.

Non-IFRS Financial Measures
The following table includes reconciliations of Adjusted EBITDA to net income (loss) for the periods presented in the Partnership's Consolidated Financial Summary.

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
(in thousands of U.S. Dollars, unaudited)	$	$	$
Adjusted EBITDA	169,681	165,801	120,270
Depreciation and amortization	(71,882)	(73,735)	(77,249)
Interest expense	(56,208)	(55,056)	(47,684)
Interest income	58	32	28
Expenses and gains (losses) relating to equity-accounted investments	526	(45,708)	(4,869)
Impairment expense, net	—	(116,420)	—
Gain (loss) on dispositions, net	—	(2)	—
Realized and unrealized gain (loss) on derivative instruments	10,231	3,788	13,860
Foreign currency exchange gain (loss)	1,024	(177)	325
Gain (loss) on modification of financial liabilities, net	—	(10,694)	—
Other income (expenses), net	(987)	50,864	(26)
Adjusted EBITDA attributable to non-controlling interests	(46)	(859)	2,228
Income (loss) before income tax (expense) benefit	52,397	(82,166)	6,883
Income tax (expense) benefit:
Current	511	(707)	(982)
Deferred	—	(5,006)	—
Net income (loss)	52,908	(87,879)	5,901

Altera Infrastructure L.P. 9

Adjusted EBITDA from equity-accounted investments, which is a non-IFRS financial measure and should not be considered as an alternative to equity accounted income (loss) or any other measure of financial performance presented in accordance with IFRS, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted investments. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted investments is summarized in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2022	2021	2021
(in thousands of U.S. Dollars, unaudited)	$	$	$
Equity-accounted income (loss)	22,262	(15,536)	19,384
Less:
Depreciation and amortization	(7,128)	(8,937)	(7,565)
Interest expense, net	(1,113)	(1,719)	(2,068)
Income tax (expense) benefit:
Current	(36)	(480)	(47)
EBITDA	30,539	(4,400)	29,064
Less:
Impairment expense, net	—	(36,096)	—
Realized and unrealized gain (loss) on derivative instruments	8,113	1,752	5,527
Foreign currency exchange gain (loss)	690	(228)	(716)
Adjusted EBITDA from equity-accounted investments	21,736	30,172	24,253

Altera Infrastructure L.P. 10